October 21, 2013

VIA EDGAR AND EMAIL

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Mailstop 4720, Washington, D.C. 20549

Attn.: Loan Lauren P. Nguyen, Special Counsel

Re:	Avianca Holdings S.A.
Registration Statement on Form F-1
Filed October 11, 2013
File No. 333-191258

Ladies and Gentlemen:

On behalf of our client Avianca Holdings S.A. (the “Company”), set forth below are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) received by telephone on October 17, 2013, concerning the Registration Statement on Form F-1 (the “Registration Statement”) filed by the Company on October 11, 2013. We have revised the Registration Statement in response to the Staff’s comments and are filing concurrently with this comment response letter a revised Registration Statement, which reflects these revisions and generally updates certain information, including the size, price range and other information about the offering.

For your convenience, we have paraphrased the Staff’s comments received by telephone. Page references in the responses correspond to the pages of the revised Registration Statement. Where modifications were made on language that appears multiple times in the Registration Statement, the changes were made in each place such language appears. The responses and information described below are based upon information provided to us by the Company.

General

1.	Please refile Exhibit 12.1 providing more detail on the calculations made in determining the Company’s ratio of earnings to fixed charges and preferred share dividends.

In response to the Staff’s comment, the Company is refiling a revised Exhibit 12.1 with the Registration Statement. The revised Exhibit 12.1 includes footnote disclosure providing the requested detail on the line items listed in the calculation of the Company’s ratio of earnings to fixed charges and preferred share dividends. In addition, the revised Exhibit 12.1 now includes detail on the calculation of the Company’s pro forma earnings to fixed charges and preferred shares dividends.

Management’s Discussion and Analysis

2.	We note your response to comment 14 of our prior comment letter. Please revise the description of operating cash flows to describe in greater detail what accounts for the changes in operating cash flows between periods. We note that significant portions of operating cash flow do not seem to be explained.

In response to the Staff’s comment, the Company has revised the description of operating cash flow on pages 99 and 100 to list additional significant cash flow items that impacted operating cash flow, including the net profit after non-cash items for 2012 and 2011. In accordance with the Staff’s previous comments, for each new cash flow item added, the Company has explained the principal driving force behind the change between periods and specifically explained how the change impacts operating cash flow.

The Company believes the cash flow items listed are the most significant and primarily account for the $21.3 million increase in operating cash flow between the first half of 2012 and the first half of 2013 and the $60.9 million increase between 2011 and 2012.

General

3.	We note your response in a prior comment letter explaining why Ernst & Young Audit S.A.S. does not appear on the PCAOB website. Please take the necessary steps to make Ernst & Young Audit S.A.S. appear on the PCAOB website or provide other proof that Ernst & Young Audit S.A.S. is registered with the PCAOB.

During April 2013, Ernst & Young Audit Ltda. changed its legal form from a limited liability company to a corporation and became Ernst & Young Audit S.A.S. This was only a change in corporate form and does not have any impact on the firm’s social purposes or activities.

Ernst & Young duly reported this change to the PCAOB through the annual reporting of Form 2 on June 25, 2013. Screen shots of this duly filed report are attached to this letter as Annex A. Although the PCAOB has not yet updated a portion of its website to reflect this change, below is a link to another part of the PCAOB website where the change is reflected. The link references the PCAOB registration of “Ernst & Young Audit Ltda.” but if you then click on the link to the firm’s Form 2 you see the updated “Ernst & Young Audit S.A.S.” name at the top of the form.

https://rasr.pcaobus.org/Forms/FormSummary.aspx?ID=3E4CE0F517BA1886584519A39F69FADC

The Company and Ernst & Young each respectfully submit that Ernst & Young Audit S.A.S. properly reported its name change to the PCAOB on a timely basis, as evidenced by the above-mentioned screen shot and link to the PCAOB website.

* * * * *

If you have any questions or require any additional information with respect to the above, please call David L. Williams (212-455-7433) or Benjamin Wells (212-455-2516).

Very truly yours,

/s/ SIMPSON THACHER & BARTLETT LLP

Cc: Gerardo Grajales, CFO

Annex A

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Ernst & Young Audit Ltda. (1522)

Form 2

Attachments

Exhibit 3.2 - Description of Methodology Used to Estimate Components of Calculation in Item 3.2 and Reason for Using Estimates

None

Exhibit 99.1 - Request for Confidential Treatment

None

Exhibit 99.3 - Materials Required by Rule 2207(c)(2)-(4)

None

Form2PublicFinalView[1].pdf - Adobe Reader

PCAOB
Public Company Accounting Oversight Board

FORM 2

ANNUAL REPORT FORM

Registered public accounting firms must provide their annual report and any amendments thereto to the PCAOB by completing and submitting this Form according to the instructions to Form 2.

It is important to refer to the instructions when completing each item of the Form. The Firm is responsible for completing each item according to those instructions, and should not merely rely on the Firm's own interpretation of the item descriptions appearing in this Form.

Terms that appear in italics have specific defined meanings that the Firm must apply in completing this Form. The definitions are found in PCAOB Rule 1001.

PART I - IDENTITY OF THE FIRM AND CONTACT PERSONS

In Part I, the Firm should provide information that is current as of the date of the certification in Part X.

ITEM 1.1 - NAME OF THE FIRM

a. Firm legal name

Ernst & Young Audit S.A.S.

b. Other names used in *audit reports*	
c. Former legal names	Ernst & Young Audit Ltda.